CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

PIPER JAFFRAY & CO.

800 Nicollet Mall

Minneapolis, Minnesota 55402

VIA EDGAR

September 23, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	John Reynolds
Ruairi Regan
Brigitte Lippman

Re:	Fulgent Genetics, Inc. Registration Statement on Form S-1
File No. 333-213469
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 4,600,000 shares of common stock of Fulgent Genetics, Inc. (the “Company”), plus up to an additional 690,000 shares of common stock of the Company that the participating underwriters have the option to purchase, we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:30 p.m. (New York time) on September 27, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 1,328 copies of the Company’s preliminary prospectus, dated September 19, 2016, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC PIPER JAFFRAY & CO. As representatives of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Scott Palkoski
	Name:	Scott Palkoski
	Title:	Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director, ECM

[Signature Page – Acceleration Request]